SUPPLEMENT Dated April 26, 2012
To The Current Prospectus

Wells Fargo ING Landmark

Wells Fargo ING Opportunities

Issued By ING USA Annuity and Life Insurance Company
Through Its Separate Account B

This supplement updates the prospectus. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.

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1. *Effective April 30, 2012*, the following fund changes will occur:

    • The *ING American Funds Growth Portfolio* and the *ING Artio Foreign Portfolio* will close to new investments.

    • Class ADV of the *ING Large Cap Growth Portfolio* will be added under the Contract as an available investment option.

    • The *ING Baron Small Cap Growth Portfolio* will change its name to *ING Baron Growth Portfolio*.

    All references in the Prospectus are changed accordingly.

2. **Important Information Regarding Upcoming Fund Reorganizations**

On January 12, 2012, the Board of Trustees of ING Investors Trust approved a proposal to reorganize the following "Merging Portfolios" with and into the following "Surviving Portfolios":

Merging Portfolios	Surviving Portfolios
ING American Funds Growth Portfolio	ING Large Cap Growth Portfolio (Class ADV)
ING Artio Foreign Portfolio (Class S)	ING Templeton Foreign Equity Portfolio (Class S)

Subject to shareholder approval, each reorganization is expected to take place **on or about July 21, 2012** (the "Reorganization Date"), resulting in a shareholder of a given Merging Portfolio becoming a shareholder of the corresponding Surviving Portfolio. Each shareholder will thereafter hold shares of the Surviving Portfolio having equal aggregate value as shares of the Merging Portfolio, and the Merging Portfolios will no longer be available under the contract.

Prior to the Reorganization Date, you may reallocate your contract value in the Merging Portfolio to another investment portfolio currently available under the contract. This reallocation will neither count as a transfer for purposes of our Excessive Trading Policy nor be subject to a transfer charge under the contract. Contract value remaining in the Merging Portfolio on the Reorganization Date will be placed in the Surviving Portfolio. You may provide alternative instructions by calling our Customer Service Center at the number above.

Effective on the Reorganization Date all references in the prospectus to the Merging Portfolios are replaced with the corresponding Surviving Portfolio.

SUPPLEMENT Dated April 26, 2012
To The Current Prospectus

ING GoldenSelect Legends

Issued By ING USA Annuity and Life Insurance Company
Through Its Separate Account B

This supplement updates the prospectus. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.

1. ***Effective April 30, 2012***, the following fund changes will occur:

    • The *ING American Funds Growth Portfolio* and the *ING Artio Foreign Portfolio* will close to new investments.

    • Class S of the *ING Large Cap Growth Portfolio* will close to new investments and Class ADV will be added under the Contract as an available investment option.

    • The *ING Baron Small Cap Growth Portfolio* will change its name to *ING Baron Growth Portfolio*.

    All references in the Prospectus are changed accordingly.

2. **Important Information Regarding Upcoming Fund Reorganizations**

On January 12, 2012, the Board of Trustees of ING Investors Trust approved a proposal to reorganize the following "Merging Portfolios" with and into the following "Surviving Portfolios":

Merging Portfolios	Surviving Portfolios
ING American Funds Growth Portfolio	ING Large Cap Growth Portfolio (Class ADV)
ING Artio Foreign Portfolio (Class S2)	ING Templeton Foreign Equity Portfolio (Class S)

Subject to shareholder approval, each reorganization is expected to take place **on or about July 21, 2012** (the "Reorganization Date"), resulting in a shareholder of a given Merging Portfolio becoming a shareholder of the corresponding Surviving Portfolio. Each shareholder will thereafter hold shares of the Surviving Portfolio having equal aggregate value as shares of the Merging Portfolio, and the Merging Portfolios will no longer be available under the contract.

Prior to the Reorganization Date, you may reallocate your contract value in the Merging Portfolio to another investment portfolio currently available under the contract. This reallocation will neither count as a transfer for purposes of our Excessive Trading Policy nor be subject to a transfer charge under the contract. Contract value remaining in the Merging Portfolio on the Reorganization Date will be placed in the Surviving Portfolio. You may provide alternative instructions by calling our Customer Service Center at the number above.

Effective on the Reorganization Date all references in the prospectus to the Merging Portfolios are replaced with the corresponding Surviving Portfolio.

3. Important Information Regarding Upcoming Changes to the ING American Funds Bond Portfolio

Effective on or about July 21, 2012, the ING American Funds Bond Portfolio will change its name, subadviser and investment objective as follows:

New Fund Name: ING Bond Portfolio **Investment Adviser:** ING Investments, LLC **New Investment Subadviser:** ING Investment Management Co. LLC	**New Investment Objective**: Seeks to provide maximum total return through income and capital appreciation.

As of July 21, 2012, all references to the ING American Funds Bond Portfolio are revised accordingly.